UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Dorian LPG Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

January 26, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2106R110

1.	Names of Reporting Persons HNA Investment Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IA

Preliminary Note

This Amendment No. 2 to Schedule 13G (“Amendment No.2”) amends and supplements the statement on Schedule 13G originally filed with the Securities and Exchange Commission on July 31, 2015, as amended by the Schedule 13G filed with the Securities and Exchange Commission on October 22, 2015 (collectively, the “Original Schedule 13G”) by HNA Investment Management LLC (the “Manager”), relating to shares of common stock, par value $0.01 per share (“Common Stock”) of Dorian LPG Ltd., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”) as set forth below. Except as otherwise specified in this Amendment No.2, all items in the Original Schedule 13G are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13G.

Item 1.

(a)	Name of Issuer Dorian LPG Ltd.

(b)	Address of Issuer’s Principal Executive Offices c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06878

Item 2.

(a)	Name of Person(s) Filing HNA Investment Management LLC

(b)	Address of Principal Business Office or, if none, Residence 1180 Avenue of the Americas, Suite 1910 New York, NY 10036

(c)	Citizenship Delaware

(d)	Title of Class of Securities common stock, par value $0.01 per share

(e)	CUSIP Number Y2106R110

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Row 9 of the Reporting Person’s cover sheet for the amount beneficially owned by the Reporting Person.

(b)	Percent of Class: See Row 11 of the Reporting Person’s cover sheet for the percentage of class beneficially owned by the Reporting Person.

(c)	Number of shares as to which each person has: See Rows 5-8 of the Reporting Person’s cover sheet for the voting and dispositive power of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2018
HNA INVESTMENT MANAGEMENT LLC

	By:	/s/ Enrico Marini Finchera
	Name:	Enrico Marini Fichera
	Title:	Manager